Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

08001871

03 April 2008

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of March 2008.

Sincerely,

Alison Hill

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

ASX/Media Release

19 March 2008

Key points

- The Company has exited its passive investment in Impact Holdings UK Plc by way of an unconditional contract for consideration of $1.256m, with settlement deferred to December 31, 2009
- Sale price is the equivalent of 3.5 pence per share.
- Loan book to top $60m by March 31 and exceed $100m in FY09
- BankWest $50m facility in place until September 2010 with $40m drawn down
- No margin loan exposures for Directors or Senior Executives

Impact exits UK to focus on Australasian operations

EXPANDING niche lender Impact Capital Limited (ASX Code: ICD) is pleased to announce the unconditional sale of its stake in Impact Holdings UK Plc for $1.256 million Australian dollars (AUD) on a deferred settlement basis.

While the sale will not be settled until December 31, 2009, the Company has taken security over real property in Australia under the agreement, resulting in conversion of an illiquid and non-core asset subject to both exchange rate and market price fluctuations into an AUD receivable.

Managing Director Russell Templeton said the sale of the 16.5 million shares at 3.5 pence per share, included Impact's 3.4 million options exercisable at 20 pence.

"This compares to a book value of 3.75 pence per share and 0.01 pence per option" he said.

"This results in a non operational loss of AUD $340,000, however the accounting standards require an effective yield to be applied to the receivable over its term. This results in an apportionment of the loss as follows:

	FY-08	*FY-09*	*TOTAL*
Loss on sale	(580)	0	(580)
Interest of Receivable	45	195	240
TOTAL	**(535)**	**195**	**(340)**

"We have now eliminated what has developed into an unhelpful management distraction, enabling us to focus efforts solely on development of our core Australasian operations which continue to generate strong growth."

Mr Templeton said the loan book would top $60 million by March 31 and remained on track to exceed $100 million in FY09 with no increase in credit risk, due to strict adherence to conservative credit policies and procedures.

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

"We have drawn down approximately $40 million of our $50 million BankWest facility and remain confident of obtaining further debt funding as and when required on suitable terms and conditions," he said. "This confidence is based on the Company's consistent track record and its strong relationship with its financier."

Mr Templeton also reiterated that Impact Capital was not a sub-prime lender as all borrowers had identifiable sources of repayment with no reliance on their capacity to service debt.

He also advised that the Company had no exposure whatsoever to margin lending to Directors or Senior Executives.

About Impact Capital

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding;
- Outlay disbursement funding for key legal firms and their clients; and
- Property Marketing Finance.

For further information please contact:

Russell Templeton Managing Director	Alison Hill Chief Financial Officer	Or	Richard Owen Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000 + 61 (0) 407 639 622	+ 61 (0) 7 3211 8000 + 61 (0) 411 488 850		+ 61 (0) 7 3503 5700 + 61 (0) 412 869 937

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM LAURIE
Date of last notice	11/10/2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JW LAURIE & MM LAURIE < LAURIE PENSION FUND>
Date of change	20/03/2008
No. of securities held prior to change	69,400
Class	ORDINARY SHARES
Number acquired	5,600
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,024.00
No. of securities held after change	75,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END